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                                                             EXHIBIT 99(a)(5)(C)


For Further Information:

BIG DOG HOLDINGS, INC.
121 Gray Avenue
Santa Barbara, California 93101
www.bigdogs.com
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CONTACT:
Investor Information
(805) 963-8727 x 1630
ir@bigdogs.com

For Immediate Release:
August 30, 2000


                             BIG DOG HOLDINGS, INC.
                ANNOUNCES PRELIMINARY RESULTS OF $6.25 PER SHARE
                    CASH TENDER OFFER FOR 3.5 MILLION SHARES

SANTA BARBARA, CALIFORNIA--Big Dog Holdings, Inc. (Nasdaq: BDOG; www.bigdogs.com) today announced the completion of its previously announced cash tender offer to purchase 3,500,000 of its common shares at a price per share of $6.25. The cash tender offer expired at 9:00 a.m. Pacific time on August 30, 2000, at which time trading was halted for the remainder of the trading day. Trading will resume on Thursday, August 31, 2000.

Approximately 6,944,011 common shares were tendered pursuant to the offer, of which approximately 47,876 were tendered pursuant to notices of guaranteed delivery. Based on such preliminary results, the offer is oversubscribed and a proration factor of approximately 50.4 percent for the tendered shares will be applied. The estimated proration factor is subject to change. The Company expects to announce the final proration factor on Wednesday, September 6, 2000. A when-distributed market has been set up on the NASDAQ National Market under the trading symbol BDOGV to facilitate trading in the prorated shares.

As of August 30, 2000, the Company had approximately 11,983,450 common shares outstanding. As a result of the completion of the cash tender offer, the Company expects to have approximately 8,483,450 common shares outstanding as of the time immediately following payment for the tendered shares accepted for payment.

Big Dogs develops, markets and retails a branded, lifestyle collection of unique, high-quality, popular-priced consumer products, including activewear, casual sportswear, accessories and gifts. The BIG DOGS brand image is one of quality, fun and a sense of humor. The BIG DOGS brand is designed to appeal to people of all ages and demographics, particularly baby boomers and their kids, big and tall customers, and pet owners. In addition to its 198 retail stores, Big Dogs markets its products through its catalog, better wholesale accounts and Internet sales.

Safe Harbor Statement Under the Private Securities Litigation Reform Act 1995:
With the exception of historical information, the matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties. The actual future results of the company could differ


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significantly from those statements. Further information on the company's risk factors is contained in the company's filings with the Securities and Exchange Commission.